Report of Independent Registered
Public Accounting Firm
The Board of Directors
The Dreyfus/Laurel Funds, Inc.:

We have examined management's
assertion, included in the accompanying
Management Statement Regarding
Compliance With Certain Provisions of
the Investment Company Act of 1940,
that General Treasury & Agency Money
Market Fund (the "Fund"), a series of
The Dreyfus/Laurel Funds, Inc.,
complied with the requirements of
subsections (b) and (c) of Rule 17f-2
under the Investment Company Act of
1940 as of November 30, 2017, with
respect to securities reflected in the
investment accounts of the Fund.
Management is responsible for the
Fund's compliance with those
requirements. Our responsibility is to
express an opinion on management's
assertion about the Fund's compliance
based on our examination.

Our examination was conducted in
accordance with the standards of the
American Institute of Certified Public
Accountants and, accordingly, included
examining, on a test basis, evidence
about the Fund's compliance with those
requirements and performing such other
procedures as we considered necessary
in the circumstances.  Included among
our procedures were the following tests
performed as of November 30, 2017, and
with respect to agreement of security
purchases and sales, for the period
from October 31, 2017 (the date of the
Fund's last examination) through
November 30, 2017:

1.	Count and inspection of all securities
located in the vault of The Bank of New
York Mellon (the "Custodian") in Jersey
City, NJ.

2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged
or placed in escrow or out for transfer
with brokers or pledgees, if any;

3.	Obtained the Custodian reconciliation
of security positions held by
institutions in book entry form (e.g.,
the Federal Reserve Bank, The
Depository Trust Company and various
sub-custodians) to Custodian records
and verified that reconciling items
were cleared in a timely manner;

4.	Reconciliation of the Fund's securities
per the books and records of the Fund to those of the Custodian;

5.	Confirmation of all repurchase
agreements, if any, with
broker(s)/bank(s) and/or agreement of
corresponding subsequent cash receipts
to bank statements and agreement of
underlying collateral with the
Custodian records, if any;

6.	Agreement of pending purchase and sale
activity for the Fund as of November
30, 2017, if any, to documentation of
corresponding subsequent bank
statements;

7.	Agreement of five security purchases
and five security sales or maturities,
or all purchases, sales or maturities,
if fewer than five occurred since the
date of the last examination, from the
books and records of the Fund to
corresponding bank statements;

8.	Review of the BNY Mellon Asset
Servicing Custody and Securities
Lending Services Service Organization
Control Report ("SOC 1 Report") for the
period October 1, 2016 to September 30,
2017 and noted no relevant findings
were reported in the areas of Asset
Custody and Trade Settlement.

We believe that our examination
provides a reasonable basis for our
opinion. Our examination does not
provide a legal determination on the
Fund's compliance with specified
requirements.

In our opinion, management's assertion
that the Fund complied with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of November 30, 2017,
with respect to securities reflected in
the investment accounts of the Fund is
fairly stated, in all material
respects.

This report is intended solely for the
information and use of management and
The Board of Directors of The
Dreyfus/Laurel Funds, Inc., and the
Securities and Exchange Commission and
is not intended to be and should not be
used by anyone other than these
specified parties.

      /s/ KPMG LLP
New York, New York
August 9, 2018















August 9, 2018
Management Statement Regarding
Compliance With
Certain Provisions of the Investment
Company Act of 1940

We, as members of management of General
Treasury & Agency Money Market Fund
(the "Fund"), a series of The
Dreyfus/Laurel Funds, Inc., are
responsible for complying with the
requirements of subsections (b) and (c)
of Rule 17f-2, "Custody of Investments
by Registered Management Investment
Companies" of the Investment Company
Act of 1940.  We are also responsible
for establishing and maintaining
effective internal controls over
compliance with those requirements. We
have performed an evaluation of the
Fund's compliance with the requirements
of subsections (b) and (c) of Rule 17f-
2 as of November 30, 2017, and from
October 31, 2017 (the date of the
Fund's last examination) through
November 30, 2017.

Based on the evaluation, we assert that
the Fund was in compliance with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of November 30, 2017,
and from October 31, 2017 through
November 30, 2017, with respect to
securities reflected in the investment
accounts of the Fund.

The Dreyfus/Laurel Funds, Inc.


Jim Windels
Treasurer